Exhibit 12b
Tucson Electric Power Company
Computation of Ratio of Earnings to Fixed Charges

	3 Months Ended	12 Months Ended	12 Months Ended
	March 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2011	2010	2009	2008	2007	2006
	—Thousands of Dollars—

Fixed Charges:
Interest on Long-Term Debt	12,255	44,755	42,378	36,226	47,456	50,230	51,422
Other Interest (1)	(60)	(28)	433	1,571	1,367	4,538	6,436
Interest on Capital Lease Obligations	11,132	50,066	52,534	53,670	57,252	64,477	72,556
Estimated Interest Portion of Rental Expense	6	60	72	106	130	160	188

Total Fixed Charges	23,333	94,853	95,417	91,573	106,205	119,405	130,602

Net Income	6,983	103,611	106,978	89,248	4,363	53,456	66,745

Add (Deduct):
(Income) Losses from Equity Investees	—	—	—	—	(1,381)	—	(320)
Income Taxes	208	54,918	61,057	55,130	10,867	35,542	42,478
Total Fixed Charges	23,333	94,853	95,417	91,573	106,205	119,405	130,602

Total Earnings before Taxes and Fixed Charges	$30,524	$253,382	263,452	235,951	120,054	208,403	239,505

Ratio of Earnings to Fixed Charges	1.308	2.671	2.761	2.577	1.130	1.745	1.834

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.